-----------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       to
                                 SCHEDULE 14D-1

                             Tender Offer Statement
                         Pursuant to Section 14(d)(1) of
                       the Securities Exchange Act of 1934

                          HOLMES PROTECTION GROUP, INC.
--------------------------------------------------------------------------------
                            (Name of Subject Company)

                             TYCO INTERNATIONAL LTD.
                              T9 ACQUISITION CORP.
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                                    (Bidders)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)



                                    436419105
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                      (CUSIP number of class of securities)

                    MARK H. SWARTZ, EXECUTIVE VICE PRESIDENT
                        C/O TYCO INTERNATIONAL (US) INC.
                                  ONE TYCO PARK
                           EXETER, NEW HAMPSHIRE 03833
                                 (603) 778-9700
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of Bidders)

                                 with a copy to:

                             JOSHUA M. BERMAN, ESQ.
                        KRAMER, LEVIN, NAFTALIS & FRANKEL
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 715-9100


                                Page 1 of 6 pages

                  14D-1                                        PAGE 2 OF 6 PAGES
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  1   NAMES OF REPORTING PERSONS

         TYCO INTERNATIONAL LTD.
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         [ ] (a)
                                                                         [ ] (b)
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCES OF FUNDS

         AF
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) OR 2(f)

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

         BERMUDA
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  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,515,886 SEE ITEM 6 AND ITEM 7
--------------------------------------------------------------------------------
  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
      SHARES
                                                                      [ ]
         SEE ITEM 6 AND ITEM 7
--------------------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         24.0% SEE ITEM 6 AND ITEM 7
--------------------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON

         CO
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

                               14D-1                           PAGE 3 OF 6 PAGES
--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS

         T9 ACQUISITION CORP.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         [ ] (a)
                                                                         [ ] (b)
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCES OF FUNDS

         AF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) OR 2(f)

                                                                      [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
  7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,515,886 SEE ITEM 6 AND ITEM 7
--------------------------------------------------------------------------------
  8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
      SHARES
                                                                      [ ]
         SEE ITEM 6 AND ITEM 7
--------------------------------------------------------------------------------
  9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         24.0% SEE ITEM 6 AND ITEM 7
--------------------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

         T9 Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Tyco International Ltd., a Bermuda company ("Tyco"), and Tyco hereby amend their Tender Offer Statement on Schedule 14D-1 dated January 6, 1998 (the "Schedule 14D-1"), relating to the Purchaser's offer to purchase all the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Holmes Protection Group, Inc., a Delaware corporation (the "Company"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

         Item 10(f) is hereby amended to add the following:

         "Notwithstanding  anything  to the  contrary  contained  in  Section  1
("Terms of the Offer; Extension, Termination; Amendments"), Section 4 ("Acceptance for Payment and Payment of Offer Price") and Section 15 ("Certain Conditions of the Offer") of the Offer to Purchase, the Purchaser shall pay for or return tendered Shares promptly after expiration, termination or withdrawal of the Offer, and the occurrence or continuation of any of the circumstances referred to in the conditions described in Section 15 of the Offer to Purchase following such expiration, termination or withdrawal shall not affect the obligation of the Purchaser promptly to pay for or return all Shares duly tendered and not theretofore withdrawn in accordance with the terms of the Offer."


                                Page 4 of 6 pages

                                    SIGNATURE

         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 23, 1998

                                      TYCO INTERNATIONAL LTD.

                                      By:  /s/ Mark H. Swartz
                                           --------------------------
                                           Name:  Mark H. Swartz
                                           Title: Executive Vice President and
                                                  Chief Financial Officer


                                Page 5 of 6 pages

                                    SIGNATURE

         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 23, 1998


                                           T9 ACQUISITION CORP.

                                           By:  /s/ Mark H. Swartz
                                                --------------------------
                                                Name:  Mark H. Swartz
                                                Title:  Vice President


                                Page 6 of 6 pages